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Exhibit 99.3

FORM OF PROXY CARD FOR RECORD HOLDERS OF ORDINARY SHARES

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
CHINA NEW BORUN CORPORATION
FOR THE 2010 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2010

        The undersigned holder of one or more ordinary shares of China New Borun Corporation, a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders and Proxy Statement, each dated November 15, 2010 and hereby appoints the Chairman of the Meeting or failing him, Bing Yu, Chief Financial Officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held at 3:00 p.m., local time, on December 21, 2010, at China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China, and at any adjournment thereof, and to vote all ordinary shares registered in such persons name in the register of members of the Company at the close of business on November 19, 2010, New York time, and which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

        This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the following proposals:

	For	Against	Abstain
Proposal 1: As an ordinary resolution, THAT Rong Chen be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 2: As an ordinary resolution, THAT Jinmiao Wang be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 3: As an ordinary resolution, THAT Raymond S. Chadwick be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.

Proposal 4: As an ordinary resolution, THAT Lucy Guo be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or her earlier death, resignation or removal.

Proposal 5: As an ordinary resolution, THAT Binbin Jiang be elected as a director of the Company, to hold office until the close of the next annual general meeting of shareholders of the Company, or his earlier death, resignation or removal.
Proposal 6: As an ordinary resolution, THAT the appointment of the independent auditor BDO China Li Xin Da Hua CPA Co., Ltd. for the fiscal year ending December 31, 2010 be ratified.
Dated: 2010

        This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their share certificate, and returned promptly. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Shareholder Name:	Co-Owner Name:
Signature	Co-Owner Signature

        This Proxy Card must be signed by the person registered in the register of members at the close of business on November 19, 2010, New York time. In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

        This proxy card must be delivered no later than the time for holding the annual general meeting to the attention of Jinmiao Wang, Chairman of the Board, China New Borun Corporation, Bohai Industrial Park (Yangkou Town), Shouguang, Shandong 262715, People's Republic of China.

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  Exhibit 99.3
FORM OF PROXY CARD FOR RECORD HOLDERS OF ORDINARY SHARES THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CHINA NEW BORUN CORPORATION FOR THE 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2010